EXHIBIT 99.  REPORT TO HOLDERS OF ELI LILLY AND COMPANY
                       CONTINGENT PAYMENT OBLIGATION UNITS


In 1994, sales of Hybritech Incorporated, including royalties, decreased to
$23.6 million.   Sales in 1993 were $149.0 million, down from $172.90 in 1992.

Product sales declined in 1994 due primarily to lower unit volume. Sales of the company's largest selling product, Tandem(R) PSA, a prostate cancer test, were down when compared to 1993, due to competition.

Hybritech's gross profits declined 20 percent, to $58.9 million in 1994, compared with $73.2 million and $90.7 million in 1993 and 1992, respectively. The gross-profit decline in 1994 was largely the result of lower sales and higher costs.

Beginning in 1993, Hybritech combined certain operations with Pacific Biotech, Inc. (PBI), a wholly owned Lilly subsidiary. PBI was sold in January, 1995. In addition, Lilly has previously announced in 1994 that it intends to divest itself of its interest in Hybritech in a manner consistent with its obligations under the Contingent Payment Obligation Unit.

Under the terms of the Contingent Payment Obligation Unit, payments are earned if the sum of 6 percent of sales and 20 percent of gross profits exceeds the annual deductible. The annual deductible was originally set in 1986 at $11 million and increases at a compounded rate of 35 percent per year thereafter. The deductibles through 1995 are as follows:

(Dollars in millions)
1991   1992    1993   1994    1995
-----------------------------------
$49.3  $66.6   $89.9  $121.4  $163.8

In accordance with the formula, no payment was earned in 1994.

Tandem(R)(dual monoclonal sandwich  assay kits , Hybritech)